Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, New York 10019
Tel. # 347-821-3452

August 8, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn: Caroline Kim

Re:	Amincor, Inc. Amendment No. 3 to Registration Statement on Form 10
Filed May 18, 2011
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 30, 2010
Form 8-K
Filed November 30, 2010
Form 10-K for the Year Ended December 31, 2010
Filed April 18, 2011
File No. 0-49669

Dear Ms. Kim:

We have submitted today for filing amendment No. 4 to the Registration Statement on Form 10 for Amincor, Inc. as referenced above in response to the Securities Act and Exchange Commission letter dated June 15, 2011.  We are also responding herewith to the Commission’s comments with respect to the other filings referenced above.

Amendment No. 3 to Registration Statement on Form 10, filed May 18, 2011

General

1.	We remind you of prior comments 1 and 2 from our letter to you dated November 3, 2010. Where appropriate, make corresponding revisions to the Form 10-K and subsequent Forms 10-Q as well.

ANSWER

We have complied with these comments.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 2

2.
We note the reference to the Capstone “group of companies” on page 13. We also note your response to prior comment 4 from our letter to you dated April 12, 2011. Provide enhanced disclosure to address that comment, which we re-issue, and also address each of the following points:

•	Provide us with copies of all pleadings related to the winding up petition;

•
Explain the basis for your assertion that the “Funds’ actions were proper and no further action will be recommended by the Liquidators,” given your earlier statement that “The Liquidators have yet to make even a provisional finding”;

•
Explain your assertion that none of “the related Capstone entities are named in the proceedings” in light of your statement that the “Funds’ actions were proper” and the inclusion of CCSPF in the charts which begin on page 13; and

•	With a view toward expanded disclosure, explain in necessary detail any actions by Messrs. Rice or Ingrassia which relate to the subject matter of the winding up petition.

We may have additional comments.

ANSWER

We do not agree that the details of the winding-up proceeding of the Capstone Cayman Special Purpose Fund, LP (CCSPF) are required to be disclosed and believe that such disclosure would be misleading and therefore potentially detrimental to the shareholders of the Registrant.  The reasons for our position and our response to the above referenced comment is as follows:

•
The petition filed June 25, 2010 which contains unsubstantiated allegations against CCSPF and Capstone Capital Management, Inc. its General Partner by one out of fifty-six investors in CCSPF is the only pleading related to the winding up petition.  There was no responsive pleading as CSSPF voluntarily entered into liquidation pursuant to a Consent Order dated November 10, 2010.  The terms of the Consent Order which were agreed to by Petitioner expressly state that no admissions were made in connection with the Petition and that all allegations in the Petition were denied by both CCSPF and its General Partner.  The liquidators who were appointed were nominated by the General Partner on behalf of the Partnership and were consented to by the Petitioner.  The context of the Consent Order was that as a result of the Partnership ceasing to conduct business, the General

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 3

Partner voluntarily placed the Partnership into liquidation with the consent of the Petitioner. As a result of the foregoing, there was no adjudication on the issues alleged in the Petition and the Cayman Islands Court made no findings either with respect to the Petition or even as to whether the Petition itself was warranted. Pursuant to the Cayman Islands Winding-Up Rules, the liquidators now act under the supervision of the Cayman Islands Court.

•
Although it is correct that the there has not yet been a provisional finding, the assertion that “the Funds action was proper and no further action will be recommended by the Liquidators” is based on the fact that the Petitioner agreed to the Consent Order which will result in the Fund’s being formally wound up by the independent liquidators acting under the supervision of the Cayman Island court.

•
The statement that none of “the related Capstone entities are named in the proceedings” refers to the Capstone entities other than CCSPF since that entity was the named “respondent” in the proceeding.  CCSPF was included in the charts which begin on Page 13 for historical context of the relationships between Registrant and the Capstone “group of companies” pursuant to the Commission’s request in its previous comment letter.

•
The key actions taken by Messrs Rice and Ingrassia which relate to the subject matter of the winding up petition was their agreement to the appointment of independent liquidators acting under the supervision of the Cayman Islands Court to formally wind up the Partnership.

Business, page 4

3.
We note that the organizational charts on pages 14 and 15 indicate that you intended to contribute Allentown Metal Works, Inc. and Whaling Distributors, Inc. to Amincor at the time you filed you initial Form 10. Please explain why these acquisition plans were terminated and tell us whether you intend to contribute these businesses to Amincor in the future.

ANSWER

As noted in the Form 10 and amendments previously filed, the acquisition plans for Allentown Metal Works, Inc. and Whaling Distributors, Inc. were terminated by Amincor after conclusion of its due diligence review.  There is no intent to contribute these businesses to Amincor in the future.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 4

Directors and Executive Officers, page 27

4.
Ensure that all sketches you provide retain no gaps or ambiguities with regard to time in the five year covered period. For example, gaps remain in Mr. Fikkert’s sketch. In that respect, we re-issue prior comment 12 from our letter to you dated April 12, 2011.

ANSWER

We have revised the biographical sketch of Mr. Fikkert on page 28 of the Amended Form 10 as follows:

James E. Fikkert, President 58

Mr. Fikkert joined Tulare in October 4, 2007 as a consultant.  He has been President of Tulare Frozen Foods, LLC since January, 2008 and of Tulare Holdings, Inc. since December 30, 2008.  Mr. Fikkert has over 25 years of experience in the frozen food business.  He has a strong background in corporate, plant and field operations, planning, team building, supply chain management, and project management.  From 1974 until October 2004 he held various managerial positions at various companies which eventually became Birds Eye Frozen Foods, Inc.  Upon leaving Birds Eye, Mr. Fikkert was an independent consultant until March 2005 when he joined Flexo Solutions, LLC.  Mr. Fikkert was employed by Flexo in managerial positions until he left Flexo in March 2007.  From March 2007 until joining Tulare in October 2007 Mr. Fikkert was an independent consultant.  Mr. Fikkert received his Bachelors of Science degree from the University of Wisconsin in 1974.

Financial Statements

5.
Given your representations that common control had been established over Baker’s Pride, Inc., Epic Sports International, Inc., Masonry Supply Holding Corp., Tulare Holdings, Inc. and Tyree Holdings Corp., along with your intent to hold these operations in the consolidated entity, the financial statements presented in the four current reports filed on October 19, 2010, and the related amendments filed on December 28, 2010, and March 2, 2011 should appear with your registration statement to comply with Rule 8-04 of Regulation S-X. Since the operations were under common control you need to include pro forma financial statements for all periods for which historical financial statements are required, including 2008, 2009 and the subsequent interim period through June 30, 2010, including the corresponding comparative period of the preceding year.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 5

ANSWER

On January 28, 2010 Amincor entered into Letters of Intent to tentatively acquire all or a majority of the outstanding stock of the following companies: Tulare Holdings Inc., Tyree Holdings Corp., Epic Sports International, Inc., Baker’s Pride, Inc. Imperia Masonry Supply Corp., Whaling Distributors, Inc. and Allentown Metal Works, Inc. (each a “Target Company” and collectively the “Target Companies”).  These Letters of Intent were subject to various conditions and covenants, including the following:

A)	Complete and satisfactory due diligence review by Amincor of the books and records of each Target Company.

B)	Completion of audits on each Target Company by an audit firm.

The Amincor financial statements included in the Form 10 were as of the date December 31, 2009 and June 30, 2010.   As of each of those dates, conditions A and B of the Letters of Intent had not been satisfactorily completed on any of the Target Companies, and Amincor’s management had not determined which Target Companies to acquire. Subsequent to June 30, 2010, Amincor determined that Allentown Metal Works, Inc. and Whaling Distributors, Inc. would not be acquired, while the other five Target Companies would eventually be acquired. Thus, the intent to hold these operating companies in the consolidated entity was not determined to be probable until subsequent to the report dates.

Accordingly, we have not provided pro forma financial statements for the periods ended December 31, 2009 and June 30, 2010.

Note 6 – Subsequent Events, page F-12

6.
We note that you have not complied with comment 15 from our letter dated April 12, 2011. In that comment we referred to your non-compliance with comment 35 from our letter dated November 3, 2010, and asked you to “disclose the names of the two related entities”…and to “expand your disclosures to clearly indicate whether the debt was owned by the two related entities or the equity holders of the related entities.” You need to amend your filing to add the disclosures.

ANSWER

We have amended Note 6 – Subsequent Events at page F-12 to disclose the names of the two related entities and to indicate that the debt was owned by the two related entities as follows:

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 6

“Two related entities, Capstone Special Purpose Fund LP and Capstone Cayman Special Purpose Fund L.P., assigned the interests they held in certain promissory notes which were in default and therefore had a zero book value.  These two related entities had the right to foreclose on the collateral securing the promissory notes. In exchange for the debt, the Company issued shares to the equity holders of the related entities.”    [The balance of the footnote remains the same.]

Form 10-Q for the Quarter Ended September 30, 2010

General

7.
We note that you have not complied with prior comments 20, 21, 23 and 24 from our letter dated April 12, 2011, although you explain that you are currently working with your auditor to prepare a response. Tell us the extent to which you are relying on your auditor to address these comments; and provide details of the specific request that you have made of your auditor. We would like to understand why management of the company is unable to respond to these comments which pertain to the selection of accounting principles and your financial statement presentation. We reissue prior comments 20, 21, 23 and 24.

ANSWER

We have complied with prior comments 20, 21, 23 and 24 from your letter dated April 12, 2011 in our letter of June 21, 2011 and filed an amended Form 10-Q for the quarter ended September 30, 2010 on that date.  The statement that we were “currently working with our auditors to prepare a response” was a drafting error which unfortunately was not corrected.  We were not relying on our auditors to address those comments and made no requests of our auditor with respect thereto but had engaged an accounting firm unrelated to our auditors with which we were working to prepare our response.

Form 8-K filed January 26, 2011

General

8.
We understand that on January 3, 2011, you acquired Environmental Testing Laboratories, Inc. and see that you filed a Form 8-K on January 26, 2011 to announce this acquisition. However, it appears you have not timely filed separate financial statements of Environmental Testing Laboratories, Inc., or the pro forma financial statements ordinarily required by Items 2.01 and 9.01 of Form 8-K and Rule 3-05 of Regulation S-X.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 7

Please read the general view concerning acquisitions of entities expressed in Rule 11- 01(d) of Regulation S-X and tell us how you concluded that you were not required to file financial statements of this entity to comply with the aforementioned guidance. If you determined that it is not significant please submit your underlying computations.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Form 10-K for the Year Ended December 31, 2010

History of the Company, page 4

9.
Expand your disclosure in the first paragraph to state that you were delinquent during the referenced period with regard to your Exchange Act reporting obligations. Make clear that your failure to file all required Exchange Act reports after you filed the Form 10-QSB for the period ended May 31, 2004 (on October 25, 2004) up through the time that you filed the Form 15 on June 2, 2008, constituted a deficiency for this purpose.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Intellectual Property / Brands, page 4

10.
Clarify the scope of your “right, title and interest” to the trademark “Caffeine,” and describe the significance of the trademark to your business. Also discuss whether you have made use of the trademark in any significant way.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Selected Financial Data, page 30

11.
We understand that Capstone took control of the assets of Tyree Holdings Corp. on January 18, 2008 and that neither Amincor, Inc. nor Tulare Holdings Corp had significant operations prior to this date. Please present five years of selected consolidated financial data to comply with Item 301(a) of Regulation S-K which includes historical information of Tyree Holdings Corp. as your predecessor.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 8

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Management’s Discussion and Analysis of Financial Condition, page 31

General

12.
Provide in this section all the information that Item 303 of Regulation S-K requires. For example, Item 303(a) states in pertinent part (emphasis added): “… the discussion shall focus on each relevant, reportable segment … and on the registrant as a whole.” In that regard, while you discuss individual segments, you do not provide a comprehensive discussion of your liquidity and capital resources. We note the related disclosure in the first sentence under the Risk Factor captioned “Amincor May Need Additional Capital” at page 18.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Baker’s Pride Inc., page 33

13.
We note that you present hypothetical annualized financial results for the year ended December 31, 2008 for purposes of discussing your operating and financial performance, based on your results for the period from August 28, 2008 through December 31, 2008. Unless you are able to show how your information represents a projection that is consistent with Item 10(b) of Regulation S-X, with details sufficient to understand the assumptions you have made and how these are supported by known facts and circumstances of the prior operations, you should replace this information with disclosure that focuses on the actual results of your operations to comply with Instruction 1 to paragraph 303(a) of Reg. S-K.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 9

Epic Sports International, Inc., page 38

14.
We note for purposes of discussing your operating and financial performance for the 2008 fiscal year you have combined financial and operating data of your predecessor from January 1, 2008 to September 17, 2008 and your successor for the year ended December 31, 2008. When events such as a material acquisition occur, we generally do not object to the presentation of a discussion of results of operation and financial condition that is based on pro forma financial information to supplement the discussion of historical financial results. Please revise your disclosures and use pro forma financial information that has been prepared in a format consistent with Article 11 of Regulation SX to facilitate the discussion of your results of operations for the fiscal year ended 2008. Any discussions based on pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Financial Statements

Statement of Shareholders’ Equity, page F-8

15.
We note your disclosures indicating that you issued 1,600 shares of common stock to James Fikkert, President of Tulare Frozen Foods, LLC during the year ended December 31, 2010. Please disclose the reasons for this issuance and the amount of compensation expense that you recorded.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

16.
We see that you recorded $38,977,000 of additional paid-in capital related to the contribution of real property acquired with the purchases of businesses during the year ended December 31, 2010. However, your disclosures indicate that your subsidiary businesses, Baker’s Pride, Tyree Holdings Corp, Epic Sports international, and Masonry Supply Holdings Corp were all acquired in 2008 and 2009. Please identify the subsidiary businesses that relate to these properties and explain why these properties were not contributed upon acquisition.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 10

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-13

17.
We note your disclosures indicating that you changed your revenue recognition method associated with fixed and modified fixed price construction contracts from the completed contract method to the percentage of completion method in 2010. We also see that you have recorded a prior period adjustment to retained earnings for the impact caused by this change in accounting principle in your Statement of Stockholders’ Equity for the year ended December 31, 2009. Please note that changes in accounting principle should be reported through retrospective application of the new principle to all prior periods presented to comply with FASB ASC paragraph 250-10-45-5. Please amend your financial statements to reflect retrospective application of your new accounting method and provide the related disclosures that comply with FASB ASC Section 250-10 or tell us why you believe this literature does not apply to you.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Note 3 – Business Combinations, page F-16

18.
We note your table on page F-16 indicates that you ascribed value to only inventory, intangible assets and goodwill in accounting for your acquisition of Baker’s Pride, Inc. Please tell us why you did not ascribe value to any other assets as a result of this transaction. The absence of any typical accounts associated with businesses acquired should be clear.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 11

Note 6 – Property Plant and Equipment, page F-18

19.
We note that you report $6,575,000 as assets held for sale as of December 31, 2010.  Your disclosures at Note 6 indicate that these assets relate to property and equipment of another business that was contributed to Amincor by the Capstone Funds. We also note your disclosures indicating that Capstone acquired these assets in the same manner as the other five entities that are being consolidated. Please address the following points:

•	Tell us when Capstone obtained the controlling interest in this business and when the assets were contributed to Amincor.

•	Explain why you did not report the contribution of these assets to Amincor in a separate Form 8-K under Item 2.01.

•	Clarify whether this business was still operating as of the balance sheet date and quantify the impacts that that this business had on your results of operations for each period presented.

•	Provide details on your sale of a portion of these assets during the first quarter of 2011, including the terms of the sale, the date(s) the assets were sold and any gain or loss recorded on the sale.

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

Note 12 – Related Party Loans and Transactions, page F-23

20.
We note that you report that your loans from related parties decreased from $13.5 million as of December 31, 2009 to $714,000 at December 31, 2010. However we do not see any debt payments or conversions to equity reflected in either your Statement of Cash Flows or Statement of Stockholders’ Equity. Tell us how you accounted for the decrease in your loans from related parties during 2010.

United States Securities and Exchange Commission
Division of Corporate Finance
Atn: Caroline Kim
August 8, 2011

Page - 12

ANSWER

We are in the process of preparing the response to this comment and will file an amended response to the Commission’s comment letter as promptly as is practicable.

General Amendments to Our Amended Registration Statement on Form 10

In addition to the responses to the Comments set forth above, we have made minor revisions for clarification purposes and we have corrected a few typographical errors.

We respectfully request, that notwithstanding your comments on the Company’s filings other than the Form 10 filing and amendments, that the SEC respond, if that is the case, that it has no further comments on the Form 10. We request this approach as we believe it to be in the best interest of the shareholders of the Company and as noted above, we will respond to the Commission’s comments on the other filings as expeditiously as possible.

The Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Amincor, Inc.

By:	/s/ Joseph F. Ingrassia
Joseph F. Ingrassia, Vice-President